Kingly Chateau Corporation
Unit1705 A, 17 Floor,
Tower1, Silvercord Plaza, No. 30 Canton Road,
TST, Kowloon, Hong Kong.
Tel  852 - 2957 8088
Fax  852 - 2957 8018

June 21, 2011

Mr. Duc Dang
Attorney - Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:      Kingly Chateau Corporation
Form 10-12G
Filed May 9, 2011
File No. 000-54396

Dear Mr. Dang:

Kingly Chateau Corporation submits this letter to you in response to your letter of June 3, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. We also have appended a copy of the redline version of Amendment No. 1 to the end of this letter.

COMMENT:

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  As such, you will be subject to the reporting requirements under section 13(a) of the Exchange Act.  If our comments are not addressed within this 60-day time period you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.  If you do not withdraw this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

RESPONSE:

We acknowledge and accept your comment and will address all comments within the 60 day time period.

COMMENT:

Item 1. Business, page 1

(a) Business Development, page 1

2.  Please revise to update your efforts to obtain initial financing, as mentioned on page 1.

RESPONSE:

We acknowledge and accept this comment and have revised our filing as such:

We have accepted initial funding from one individual in the amount of $50,000 (USD) for a per share price of $0.005.  We have issued 10,000,000 shares as a result.

COMMENT:

3.  On page 1, we note your belief that you "would be attractive" to a private operating company seeking to become public.  In order to balance your disclosure, please revise to clarify that you do not provide such private companies with a public shareholder base.  Also, considering Mr. Tung is your sole officer and shareholder, please discuss the purpose of this registration.  Discuss the purpose of incurring registration and reporting costs now and the cost of the "extensive 8-K" later, instead of seeking out a private company seeking to go public and aiding such company in its registration via Form 10 at that subsequent point in time.

RESPONSE:

We acknowledge and accept this comment and have revised the statements made accordingly.  It now reads:

"Our President/Chief Executive Officer, Mr. Tung, believes that there are a number of private companies seeking business combinations with a reporting company as part of a financing. We will not provide such private companies with a public shareholder bases, however, we believe that the costs involved of keeping our Company current with its reporting requirements for so long as it takes to find a transaction for our Company is considerably less than the costs associated with purchasing an OTC Bulletin Board reporting company on the market. Within four (4) days after the consummation of the business combination transaction between a target operating company and the Company, the surviving company will need to file an extensive Form 8-K in connection with the transaction including Form 10 information of the private operating company. Moreover, the aggregate expenses of purchasing a Form 10 blank check company and filing the Form 8-K will still be substantially lower than purchasing an OTC Bulletin Board company and have less risk to the shareholders of such company. Therefore, the Company believes that it would be attractive to a number of private operating companies seeking to become public although it does not provide such private companies with a public shareholder base and the private companies may acquire a reporting obligation similar to the Company, by filing their own Form 10 which would include similar information to the aforementioned "extensive Form 8-K."”

COMMENT:

4.  Please clarify your basis for the estimation of $10,000 as the cost of investigation, negotiation, and documentation.

RESPONSE:

We acknowledge and accept this comment and have revised our registration statement as follows:

“It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. We estimate that the cost of negotiation and due diligence for a specific project would be $5,000 which would include any travel costs associated with the negotiation.  We estimate it will cost an additional $5,000 for document preparation and financial disclosure which includes the cost of consolidated financial statements.”

COMMENT:

5.  Please revise to clarify how your search for a target company will be carried out based on the five hours per week that Mr. Tung will devote to you.

RESPONSE:

We acknowledge and accept this comment and have revised our registration statement as follows:

“We presently have no employees apart from our management, which consist of one person, our sole officer and director, Mr. TUNG Yee Shing. Our sole officer and director is engaged in outside business activities and anticipates that he will devote to our business approximately fifteen (15) hours per week until the acquisition of a successful business opportunity has been identified.   We anticipate that this time will be sufficient to find a target acquisition as Mr. Tung will dedicate a majority of his fifteen hours per week focused on the search for an acquisition.  We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.”

COMMENT:

Item 1A. Risk Factors, page 5

6.  We note that Mr. Tung has a Hong Kong address.  Please include a risk factor to discuss the difficulty of enforcing judgments against a resident of a foreign country.

RESPONSE:

We acknowledge and accept this comment and have added the following risk factor:

"27.           Our sole officer and director is a national and/or resident of Hong Kong.

Mr. Tung, our sole officer and director, resides in Hong Kong. Therefore, it may be difficult for investors to enforce within the United States any judgments obtained against us or our director/officer. All or a substantial portion of Mr. Tung’s assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on our director/officer or enforce within the United States any judgments obtained against us or our officer/director, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against them. In addition, investors may not be able to commence an action in a Hong Kong court predicated upon the civil liability provisions of the securities laws of the United States. We have been advised by our counsel that there is doubt as to the enforceability, in original actions in Hong Kong courts, of liability based upon the U.S. federal securities laws and as to the enforceability in Hong Kong courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us or our director/officer.”

COMMENT:

Item 2. Financial Information Management's Discussion and Analysis or Plan of Operations, page 12

7.  Please clarify your reference to "other investors" on page 12.

RESPONSE:

We acknowledge and accept this comment and have revised our registration as follows:

“In the event that such funds received from Mr. Tung are insufficient for a period over twelve months, we may seek investment from outside unrelated third party investors to finance our operations.  As of the date of this filing we have accepted an investment of $50,000 from an outside investor for a per share price of $0.005.  We expect we may need to raise additional capital to meet any long-term reporting requirements and are currently identifying further potential third party investors in the event such funds advanced by Mr. Tung are insufficient.”

COMMENT:

8.  On page 13, we note your belief that operating companies will be interested in you to minimize barriers to capital formation and liquidity discounts.  Please clarify that such companies could acquire a reporting obligation similar to yours by simply filing their own Form 10 which would include similar information to the "extensive Form 8-K" you reference on page 1.  In that regard, please clarify your statement that you offer target companies the ability to become a reporting company "without the time requiredÉby other means."

RESPONSE:

We acknowledge and accept this comment and have revised this section to now read:

"While such target businesses will incur expenses associated with reporting requirements, such as a super 8-K containing information similar to that in a registration statement on Form 10, such target companies will avoid the time delays, significant expense and potential loss of voting control which may occur in a typical public offering. Moreover, by merging with us, a target business may be in a better position, either to then conduct a future public offering of its securities, or to undertake a private placement with registration rights, than if it were a privately held company.”

COMMENT:

9.  We note your statement that you may consider recently commenced or developing businesses that need additional capital.  Considering you do not have any funds, please clarify how you will provide start-up financing to a developing company or additional capital to a struggling company.

RESPONSE:

We acknowledge and accept this comment and have added the following:

"Such a business will be under consideration only if further sufficient funding has been identified from prospective investors who are supportive of the business and its potential future success relating either to its products or services.”

COMMENT:

10.  Please revise to clarify how you estimated the costs disclosed on page 12.

RESPONSE:

We acknowledge and accept this comment and have revised our registration statement as follows:

“During the next 12 months we anticipate incurring costs related to:

(i) Filing of Exchange Act reports (legal, accounting and auditing fees) in the amount of approximately $20,000.  This amount includes accounting costs for three 10Q quarterly reports in the amount of $4,500 and one 10K year end report in the amount of $2,500, Auditor costs for three 10Q quarterly reports in the amount of $6,000 and one 10K year end report in the amount of $3,500 and attorney fees and other filing fees for three 10Q quarterly reports in the amount of $2,500 and one 10K year end report in the amount of $1,000; and

(ii) Costs relating to consummating an acquisition in the amount of approximately $50,000 to pay for legal fees and audit fees.  We estimate that the cost of an audit to be approximately $35,000 and the associated legal fees to be approximately $15,000.”

COMMENT:

Item 6. Executive Compensation, page 16

11.  We note your disclosure that Mr. Tung has not received any compensation and that the difference between your formation expenses and $60,000 is deemed his compensation.  Please revise to provide a specific figure for Mr. Tung's compensation.  Please note that the disclosure requested by Item 402 of Regulation S-K applies to any type of compensation received by officers and directors from any source related to their activities and services provided to you.

RESPONSE:

We acknowledge and accept this comment and have revised the statement to read as follows:

"The following table sets forth the compensation paid by us for the period inception (March 28, 2011) through current date. This information includes the dollar value of base salaries, bonus awards and number of shares of stock issued, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officer.

Summary Compensation Table
						Non-	Nonqualified
						Equity	Deferred	All
						Incentive	Compensa-	Other
				Stock	Option	Plan	tion	Compen-
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	sation	Total
Principal Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Tung Yee Shing, President/ CEO	2011	-0-	-0-	60,000	0	0	0	0	60,000

(1) On March 28, 2011, we issued a total of 6,000,000 shares of our common stock to Mr. TUNG, at $0.01 per share, as compensation for his services rendered in connection with our corporate formation and developing our business concept and plan.

 TUNG Yee Shing, the Company's sole officer and director does not receive any compensation for his services rendered to the Company since inception, has not received such compensation in the past and is not accruing any compensation pursuant to any agreement with the Company. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. The Company's sole officer and director intend to devote no more than fifteen (15) hours a week to our affairs. However, Mr. TUNG paid certain formation expenses related to the incorporation of the Company and contributed time to such formation and in developing the Company's business concept and plan. The board of directors (consisting solely of Mr. TUNG at present) valued the formation expenses and services at $60,000 and issued 6,000,000 shares of restricted common stock as founder shares to Mr. TUNG.”

COMMENT:

Item 7. Certain Relationships and Related Transactions, page 17

12.  We note your disclosure that you do not have a promoter.  Please refer to the definition of promoter provided in Rule 405 of Regulation C and revise to identify your promoter.

RESPONSE:

We acknowledge and accept this comment and have deleted any reference to a promoter.

COMMENT:

Item 10. Recent Sales of Unregistered Securities, page 19

13.  It appears the total sum should be disclosed as $60,000.  Please revise to reconcile with your disclosure on page 17.

RESPONSE:

We acknowledge and accept this comment and agree.  We have changed this section to read:

"On March 28, 2011, the day of our incorporation, we issued an aggregate of 6,000,000 restricted shares of our common stock to TUNG Yee Shing in exchange for incorporation fees of $875, annual resident agent fees in the State of Nevada for $99, and developing our business concept and plan valued at $60,000, to a total sum of $60,000, pursuant to the terms and conditions set forth in a certain stock purchase agreement (the "Common Stock Purchase Agreement").”

COMMENT:

Exhibit 23.1

14.  Please have your auditors revise their consent to reference the correct date of their report, to revise the date of inception from May to March, and to remove the statement about Experts.

RESPONSE:

We acknowledge and accept this comment and have made the requested changes to the auditor's consent exhibit.

Sincerely,

TUNG Yee Shing